Exhibit 99.1

FUJI KOSAN COMPANY, LTD.
4-3, Kanda Surugadai, Chiyoda-ku,
Tokyo

To U.S. Shareholders:

This sole share transfer described herein involves securities of a Japanese company. The sole share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, has been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the sole share transfer, such as in open market or privately negotiated purchases.

To All Shareholders:

This document is sent to you pursuant to Rule 802 under the US Securities Act of 1933, as amended. Rule 802 provides an exemption from the registration requirements of the Securities Act for certain exchange offers and business combinations by foreign private issuers involving the issuance of securities. The document provided herein is an English translation of the notice that was previously sent to you from Fuji Kosan Company. Besides this cover page, the document is identical in all aspects.

June 27, 2025

For Immediate Release

Company name:	FUJI KOSAN COMPANY, LTD.
Representative:	Yasuhiro Kawasaki, Chief Executive Officer
(Securities code: 5009, TSE Standard Market)
Contact:	Shinji Arakawa, General Manager, General Affairs Department
(TEL: +81-3-6849-8800)

Notice of Resolution on a Share Transfer Plan to Reorganize into a Holding Company Structure Through a Single Share Transfer

Fuji Kosan Company, Ltd. (hereinafter the “Company”) announces that the ordinary general meeting of shareholders held on June 27, 2025, adopted a resolution regarding a share transfer plan as proposed. This plan will take effect on October 1, 2025. The Company will conduct a single share transfer (hereinafter the “Share Transfer”) to establish FUJI UNITED HOLDINGS COMPANY,LTD. the holding company (a wholly owned parent company; hereinafter the “Holding Company”), as announced in the “Notice of a Single Share Transfer to Reorganize into a Holding Company Structure,” issued on May 15, 2025.

As a result of the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company. Consequently, the Company’s common stock (hereinafter the “Company’s Stock”) will meet the delisting criteria specified in the Securities Listing Regulations of Tokyo Stock Exchange, Inc. (hereinafter the “Tokyo Stock Exchange”). Accordingly, the Company’s Stock will be delisted on September 29, 2025.

The Company plans to apply for a listing of the Holding Company’s stock on the Standard Market of the Tokyo Stock Exchange through technical listing. The listing is scheduled for October 1, 2025.

The schedule for the Share Transfer is as follows.

Date of delisting of the Company’s Stock	September 29, 2025 (plan)
Date of registration of the Holding Company (effective date)	October 1, 2025 (plan)
Date of listing of the Holding Company	October 1, 2025 (plan)

The schedule may change if necessary due to the Share Transfer procedures or other reasons.